

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Taiwo Aimasiko
Chief Executive Officer
Bemax, Inc.
625 Silver Oak Drive
Dallas, GA 30132

> **Re: Bemax, Inc.**
> **Post-Qualification Amendment to Form 1-A**
> **Filed September 1, 2023**
> **File No. 024-11606**

Dear Taiwo Aimasiko:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Carl A. Generes